SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                     _______________________

                        SCHEDULE 14D-9/A

           SOLICITATION/RECOMMENDATION STATEMENT UNDER
                     SECTION 14(d)(4) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No. 1)

                     BAYCORP HOLDINGS, LTD.
                    (Name of Subject Company)

                     BAYCORP HOLDINGS, LTD.
               (Name of Persons Filing Statement)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 (Title of Class of Securities)

                            072728108
              (CUSIP Number of Class of Securities)
                    ________________________

                       FRANK W. GETMAN JR.
               PRESIDENT & CHIEF EXECUTIVE OFFICER
                     BAYCORP HOLDINGS, LTD.
                    ONE NEW HAMPSHIRE AVENUE
                            SUITE 125
                      PORTSMOUTH, NH 03801
                   TELEPHONE:  (603) 766-4990
  (Name, Address and Telephone Numbers of Person Authorized to
   Receive Notices and Communications on Behalf of the Persons
                        Filing Statement)

                           COPIES TO:
      RICHARD A. SAMUELS
   MCLANE, GRAF, RAULERSON &                M. DOUGLAS DUNN
          MIDDLETON,                     AND JOHN T. O'CONNOR
   PROFESSIONAL ASSOCIATION       MILBANK, TWEED, HADLEY & MCCLOY LLP
        900 ELM STREET                 ONE CHASE MANHATTAN PLAZA
     MANCHESTER, NH 03105                 NEW YORK, NY  10005
   TELEPHONE: (603) 628-1470          TELEPHONE:  (212) 530-5548

__ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                        Explanatory Note

     This Amendment No. 1 amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on October 12, 2005, by BayCorp Holdings, Ltd., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the tender offer by Sloan Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Sloan Group Ltd., a Bahamas international business corporation ("Sloan Group"), disclosed in a Tender Offer Statement on Schedule TO ("Schedule TO") dated October 12, 2005, offering to purchase all of the issued and outstanding shares of common stock of the Company at a price of $14.19 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated October 12, 2005, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     This Amendment is being filed to include as an exhibit under
Item 9 of the Schedule 14D-9 a press release issued by the Company and Sloan Group announcing receipt of regulatory approval from the Vermont Public Service Board of the indirect transfer of control of Great Bay Hydro Corporation, a subsidiary of the Company. The information in the Schedule 14D-9 is hereby expressly incorporated in this Amendment by reference.

Item 9.   Exhibits.


Exhibit No.   Document

(a)(1)(i) Offer to Purchase, dated October 12, 2005 (incorporated by reference to Exhibit a(1)(i) to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on October 13, 2005 (the "Schedule TO")).
(a)(1)(ii) Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(iii) Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule
              TO).
(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule
              TO).
(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit
              (a)(1)(v) to the Schedule TO).
(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(1)(vii)   Letter to Stockholders, dated October 12, 2005.**
(a)(5)(i) Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated September 13, 2005 (incorporated by reference to Exhibit 99.1 under cover of the Schedule 14D-9-C filed by the Company with the Securities and Exchange Commission on September 13, 2005).
(a)(5)(ii) Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated September 27, 2005 (incorporated by reference to Exhibit 99.1 under cover of the Schedule 14D-9-C filed by the Company with the Securities and Exchange Commission on September 27, 2005).

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

(a)(5)(iii) Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated October 12, 2005.**
(a)(5)(iv) Text of Joint Press Release of Sloan Group and the Company, dated November 2, 2005.*
(c)(1)        Opinion of Jefferies & Company, Inc.**
(e)(1) Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, among Sloan Group, Purchaser and the Company (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K/A filed by the Company with the Securities and Exchange Commission on October 6,
              2005).
(e)(2) Stockholder Support Agreement, dated as of September 13, 2005, by and among Sloan Group, Purchaser, Frank W. Getman Jr. and Anthony M. Callendrello (incorporated by reference to Exhibit
              2.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).
(e)(3) Employment Agreement, dated September 13, 2005, between Frank W. Getman Jr. and the Company (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by BayCorp with the Securities and Exchange Commission on September 16, 2005).
(e)(4) Employment Agreement, dated September 13, 2005, between Anthony M. Callendrello and the Company (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by BayCorp with the Securities and Exchange Commission on September 16, 2005).

*   Filed herewith.
** Filed with the Schedule 14D-9 on October 12, 2005.


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


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 BAYCORP HOLDINGS, LTD.

Date:  November 2, 2005       By:  /s/ Frank W. Getman Jr.
                                 ___________________________
                                 Name:  Frank W. Getman Jr.
                                 Title: President & CEO





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